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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                             GIDDINGS & LEWIS, INC.
                           (Name of Subject Company)

                             GIDDINGS & LEWIS, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  375048-10-5
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             TODD A. DILLMANN, ESQ.
                        CORPORATE COUNSEL AND SECRETARY
                                142 DOTY STREET
                          FOND DU LAC, WISCONSIN 54935
                                 (414) 921-4100

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                            ------------------------

                                WITH A COPY TO:

                         CHARLES W. MULANEY, JR., ESQ.
                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                              333 W. WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 401-0700

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"). The address of the principal executive offices of the Company is 142 Doty Street, Fond du Lac, Wisconsin 54935. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.10 per share (the "Common Stock"), of the Company, including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of August 23, 1995 (the "Rights Agreement"), between the Company and Firstar Trust Company, as Rights Agent. References herein to the "Shares" means shares of the Common Stock and shall, unless the context requires otherwise, include the Rights.

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer made by DSFA Corporation ("DSFA"), a Delaware corporation and wholly owned subsidiary of Harnischfeger Industries, Inc., a Delaware corporation ("HII"), to purchase all outstanding Shares at a price of $19 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 28, 1997 (the "HII Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "HII Offer"), as disclosed in a Tender Offer Statement on Schedule 14D-1 filed by DSFA and HII with the Securities and Exchange Commission (the "Commission") on April 28, 1997, as amended by Amendment No. 1, dated May 1, 1997 (as so amended, the "HII Schedule 14D-1"). Neither DSFA nor any of its affiliates are affiliated with the Company and the HII Offer was not solicited by the Company.

    On April 28, 1997, HII and DSFA filed preliminary solicitation materials with the Commission in connection with the solicitation of written demands to call a Special Meeting of shareholders of the Company. Also on April 28, 1997, HII and DSFA filed preliminary proxy materials with the Commission relating to the solicitation of proxies by HII and DSFA for use at such Special Meeting to:
(i) remove all of the current members of the Board of Directors of the Company (the "Board") and any person or persons elected or designated prior to the Special Meeting to fill any vacancy or newly created directorship; (ii) repeal any By-Law changes adopted by the Board of Directors of the Company after March 28, 1997 (or adopted on or prior to that date but not filed by the Company as an exhibit to any reports filed with the Commission on or prior to March 28, 1997);
(iii) amend Article III of the Company's By-Laws to fix the number of directors of the Company at three; and (iv) elect three persons designated as nominees of HII as the directors of the Company.

    According to the HII Schedule 14D-1, the address of the principal executive offices of DSFA and HII is 3600 South Lake Drive, St. Francis, Wisconsin 53235-3716.

    THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR USE AT ANY MEETING OF THE COMPANY'S SHAREHOLDERS OR OTHERWISE. ANY SUCH SOLICITATION WHICH THE COMPANY MAY MAKE WILL BE MADE ONLY BY MEANS OF SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b)(1) GENERAL. Reference is made to the information contained under the captions "Board of Directors--Director Compensation," "Principal
Shareholders--Management," "Executive Compensation--Summary Compensation Information," "--Stock Options," "--Management Stock Purchase Program," "--Pension Plan Benefits," "--Agreements with Named Executive Officers" and "--Executive

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Relocations" in the Company's Proxy Statement, dated March 21, 1997, relating to the Company's Annual Meeting of Shareholders. The relevant sections thereof are filed as Exhibit 1 hereto and are incorporated herein by reference. Except as described herein or incorporated herein by reference, to the knowledge of the Company as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) DSFA, its executive officers, directors or affiliates.

    (b)(2)  SEVERANCE AND RELATED MATTERS.

    KEY EXECUTIVE EMPLOYMENT AND SEVERANCE AGREEMENTS. The Company maintains Key Executive Employment and Severance Agreements ("KEESAs") with 12 executives ("Executives"), including Messrs. Arndt, Isles, Barnett, Melzer, Dillmann, Bosco, Ciarlo, Kelley, Peterson and Simon. These agreements provide for the payment of certain severance and other benefits upon certain qualifying terminations of the employment of such executives within five years after a Change in Control (as defined therein) of the Company. The acquisition of more than 20% of the Shares pursuant to the HII Offer will constitute a Change in Control for purposes of the KEESAs. On April 30, 1997, the Board approved the offering to the Executives of amended and restated KEESAs ("New KEESAs"). The New KEESAs will differ from the respective original KEESAs primarily as follows:
(i) whereas the original KEESAs limited the total payments and benefits that could be received by the Executive to the highest amount that would not be subject to an excise tax under Section 4999 of the Code and would not be nondeductible to the Company under Section 280G of the Code, the New KEESAs eliminate such limitation and provide for an additional "gross-up" payment to ensure that the Executive receives the after-tax benefit he would have received had the payments not been subject to the excise tax; (ii) as an additional severance benefit, each Executive will receive a lump sum payment equal to the present value of the benefits the Executive would have received had he continued to participate in the Company's retirement plans until reaching age 65; (iii) termination by Mr. Isles due to the fact that he fails to continue to serve as Chief Executive Officer and Chairman of the Board of the Company constitutes a qualifying termination of employment under his agreement; (iv) the New KEESAs provide for certain additional benefits upon a qualifying termination, including relocation benefits (and, for Mr. Isles only, the repurchase of his home at cost), the right to purchase the Company provided car for $1.00 and reimbursement for legal and tax planning assistance; (v) the severance benefits payable to certain Executives have been reduced from three in each case, to three, two or one, as applicable, times the sum of the Executive's annual base salary and highest annual bonus with respect to the three most recent years preceding termination of employment (or target bonus for the year of termination if the Executive had not then completed a full fiscal year of employment); and
(vi) the provision that termination by the Executive during a 30-day period immediately following the first anniversary of the Change in Control constitutes a qualifying termination of employment under his agreement has been eliminated for the five operations Executives. A copy of the form of Key Executive Employment and Severance Agreement is attached as Exhibit 2 hereto.

    MANAGEMENT STOCK PURCHASE PROGRAM. On April 30, 1997, the Board approved the amendment of the Management Stock Purchase Program ("MSPP") to eliminate the provision of such program requiring that a participant forfeit 50% of the gain with respect to stock purchased thereunder in cases of certain sales in order to eliminate such forfeiture with respect to a sale following, or in connection with, a Change in Control. A copy of the MSPP, as amended and restated, is attached as Exhibit 3 hereto.

    SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN. On April 30, 1997, the Board approved the amendment of the Supplemental Executive Retirement Plan to provide for a vesting schedule which is the same as that set forth in the Company's qualified defined benefit plan and for immediate vesting of benefits thereunder upon a Change in Control. A copy of the amendment to the Supplemental Executive Retirement Plan is attached as Exhibit 13 hereto.

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    1989 STOCK OPTION PLAN, 1989 RESTRICTED STOCK PLAN.  On April 30, 1997, the
Board approved the amendment of the 1989 Stock Option Plan and the 1989 Restricted Stock Plan (copies of such amendments are attached hereto as Exhibits 4 and 5, respectively) to provide for accelerated vesting of stock options and restricted stock granted pursuant to these plans upon a Change in Control.

    1993 STOCK AND INCENTIVE PLAN. On April 30, 1997, the Board approved the amendment of agreements relating to performance-based restricted stock awards granted pursuant to the 1993 Stock and Incentive Plan to provide that such awards vest upon a Change in Control at a target level rather than at the (higher) maximum award level. A copy of the form of amendment to such agreements is attached as Exhibit 6 hereto.

    EMPLOYMENT AGREEMENT. On April 30, 1997, the Board authorized an employment agreement with Joseph R. Coppola and delayed by one year the effective date of Mr. Coppola's Executive Consulting Agreement, dated December 1, 1996 (the "Consulting Agreement"). During the one-year term of the employment agreement, Mr. Coppola will be employed by the Company as Vice Chairman of the Board at his current level of compensation. If his employment terminates following a Change in Control, Mr. Coppola shall receive, in a lump sum, the total compensation payable with respect to the remainder of the employment term, as well as the consulting fees payable pursuant to the Consulting Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a)  RECOMMENDATION OF THE BOARD OF DIRECTORS.

    THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY DETERMINED THAT THE HII OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, AS DESCRIBED IN MORE DETAIL BELOW. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL SHAREHOLDERS OF THE COMPANY REJECT THE HII OFFER AND NOT TENDER THEIR SHARES TO HII.

    The Board has directed management and the Company's advisors to explore strategic alternatives and to report back to the Board promptly with respect thereto.

    A copy of the letter to the Company's shareholders communicating the Board's recommendation and the press release relating thereto are filed as Exhibits 7 and 8, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

    (b)  REASONS FOR THE RECOMMENDATION.

    In reaching the conclusions with respect to the HII Offer referred to in
Item 4(a), the Board considered numerous factors, including, but not limited to:

        (i) the Board's familiarity with the business, financial condition, prospects and current business strategy and opportunities of the Company, the nature of the industries in which the Company operates and the Company's strong position in these industries;

        (ii) presentations by the Company's management relating to the Company's financial performance and future opportunities and prospects and the opinion of the Company's management that the proposed consideration in the HII Offer is inadequate;

       (iii) presentations by Credit Suisse First Boston Corporation ("CSFB"), financial advisor to the Company, concerning the HII Offer;

        (iv) the written opinion, dated May 7, 1997, of CSFB that, as of such date, the consideration of $19 per Share offered to the shareholders of the Company pursuant to the HII Offer was inadequate from a financial point of view to the holders of Shares other than DSFA and HII; the full text of the opinion of CSFB is included as Exhibit 9 hereto and should be read in its entirety; and

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        (v) the Board's belief, based in part on the factors referred to above, that the $19.00 per Share price pursuant to the HII Offer does not reflect the current value inherent in the Company and that the shareholders' interests would be best served if the Company were to continue active exploration of its strategic alternatives.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the HII Offer, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors. The Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

    BACKGROUND. On April 21, 1997, Jeffery T. Grade, Chairman and Chief Executive Officer of HII, and John N. Hansen, President and Chief Operating Officer of HII, arranged an afternoon meeting with Marvin L. Isles, Chief Executive Officer and a director of the Company. Prior to meeting with Mr. Isles, Messrs. Grade and Hansen and Francis M. Corby, Jr., Executive Vice President for Finance and Administration and Chief Financial Officer of HII met with John A. Becker, a director of the Company and President and Chief Operating Officer of Firstar Corporation, which has banking relationships with HII, and informed Mr. Becker that Mr. Grade intended to present Mr. Isles with HII's offer to acquire the Company.

    Later that afternoon Messrs. Grade and Hansen met with Mr. Isles and Douglas
E. Barnett, Vice President and Controller of the Company, at the Company's offices. During this meeting, Mr. Grade delivered to Mr. Isles a letter in which HII proposed to acquire the Company at a price of $19.00 per Common Share (the "Proposal").

    The text of the letter delivered by Mr. Grade to Mr. Isles on April 21, 1997 is as follows:

April 21, 1997
Mr. Marvin L. Isles
Giddings & Lewis, Inc.
President and Chief Executive Officer
142 Doty Street
Fond du Lac, WI 54936-0590

Dear Marv:

Harnischfeger's Board of Directors has authorized me to propose to you the combination of our two companies in a transaction that would provide Giddings & Lewis share holders with $19 per share in cash for all of their shares--approximately a 40% premium to Friday's closing price.

Harnischfeger views Giddings & Lewis as a company with significant strengths--manufacturer of highly engineered, custom-designed machine tools and industrial automation products with strong positions in general manufacturing markets ranging from small job shops to the world's largest automakers, and with a long-standing reputation for customer service and aftermarket support. With access to Harnischfeger's strategic, operational and financial resources, the combination of Giddings & Lewis and our existing material handling business will make an excellent platform from which to implement Harnischfeger's Industrial Products & Services (IP&S) strategy. That strategy--formally endorsed by Harnischfeger's Board of Directors--is to leverage Harnischfeger's proven skills in "life-cycle management", which have helped our customers in the mining and papermaking industries improve their operating efficiency, capacity utilization rates and profitability, by applying those skills to the industrial workplace generally.

We believe that by combining Giddings & Lewis with Harnischfeger and integrating Giddings & Lewis into our IP&S strategy, we will create the growth platform that enables us to pay the substantial premium we

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are proposing. We are a shareholder of Giddings & Lewis and we believe that
Giddings & Lewis cannot, on its own, achieve the value we are offering. We believe that Giddings & Lewis shareholders will be highly receptive to a cash transaction that offers them immediate cash realization of a premium price for their shares.

Harnischfeger, like Giddings & Lewis, is based in Wisconsin. Consistent with our deep and long-standing commitment to our state and region, Harnischfeger believes the proposed transaction will provide significant employment and growth opportunities for Giddings & Lewis over time.

Harnischfeger is also the ideal partner for Giddings & Lewis because the combination of the two companies will unite Giddings & Lewis with a company that has consistently demonstrated its ability to successfully integrate strategic acquisitions, manage product transitions, meet the evolving needs of its customers, grow its business, and build value for its shareholders, customers, business partners, employees and communities. Indeed, once written off as a "Rust Belt" company that could not possibly measure up against its international competitors, Harnischfeger today is a global leader whose dramatic growth and operational and financial success vividly demonstrate the competitiveness, skill and determination of American industry.

We want to work with you and your Board towards the prompt consummation of a negotiated transaction. We are available to address any questions or issues your Board may have, and we are prepared to move quickly. We see no reason why a definitive agreement could not be reached within days. We have arranged all the necessary financing. A transaction with Harnischfeger would not be subject to financing or to any other significant contingencies.

Because we firmly believe this combination will be in the best interests of both Harnischfeger's and Giddings & Lewis' shareholders and their respective other constituencies, we are firmly committed to making it a reality. In light of the highly complementary strategic fit between our two companies, and our belief that Giddings & Lewis shareholders would strongly favor the transaction we propose, we hope you will recognize and acknowledge the strategic, operational and financial merits of the transaction and agree to enter into serious discussions leading to a definitive merger agreement. Delay will not be in anyone's interest. I urge you to respond to me promptly so we can commence negotiations.

    I look forward to hearing from you.

                                          Sincerely,
                                          Jeffery T. Grade

    On Tuesday, April 22, 1997, Mr. Grade called Mr. Isles to elaborate on certain points of HII's Proposal. Mr. Isles stated that he was arranging a meeting of the Board to discuss the Proposal and would call Mr. Grade the next day.

    On Wednesday, April 23, 1997, Mr. Isles called Mr. Grade to inform him that the Company would respond to the Proposal on Friday, April 25. During the April 23 call, Messrs. Grade and Isles briefly discussed various aspects of the Proposal.

    On Friday, April 25, 1997, Mr. Isles called Mr. Grade and informed him that the Company would be willing to enter into discussions with HII if HII agreed to enter into a confidentiality and standstill agreement. Mr. Grade informed Mr. Isles that he would reflect on these matters and would respond to him. Later that afternoon, without any further discussion of the matters or even a request to do so, Mr. Grade sent Mr. Isles a letter indicating that DSFA intended to commence the HII Offer. The text of the letter was included in a press release that was issued by HII that afternoon. HII and DSFA also commenced litigation that afternoon against the Company and certain of its directors described under
Item 8 below.

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    The text of the letter delivered by Mr. Grade to Mr. Isles on April 25, 1997 is as follows:

April 25, 1997
Mr. Marvin L. Isles
President and Chief Executive Officer
Giddings & Lewis, Inc.
P.O. Box 590
142 Doty Street
Fond du Lac, Wisconsin 54936-0590

Dear Marvin:

I appreciated the opportunity to discuss with you over the last week Harnischfeger's vision of combining our two companies on a basis that would maximize the value of Giddings & Lewis, Inc. for all G & L shareholders and bring significant strategic, operational and financial benefits to the shareholders, customers, suppliers, business partners and employees of the combined enterprise.

As I indicated during our discussions, Harnischfeger views G & L as a company with significant strengths-- a manufacturer of highly engineered, custom-designed machine tools and industrial automation products with strong positions in general manufacturing markets ranging from small job shops to the world's largest automakers, and with a long-standing reputation for customer service and aftermarket support.

We believe that as part of Harnischfeger, with access to our strategic, operational and financial resources, the combination of G & L and our existing complementary material handling business will make an excellent platform from which to implement our Industrial Products & Services (IP&S) strategy. As we discussed, that strategy--formally endorsed by our Board of Directors--is to leverage Harnischfeger's proven skills in "life-cycle management," which have helped our customers in the mining and papermaking industries improve their operating efficiency, capacity utilization rates and profitability, by applying those skills to the industrial workplace generally.

In light of the strategic fit between our two companies, with which you concurred, and of our belief that many G & L shareholders would strongly favor the transaction we propose, we had hoped you would recognize and acknowledge the merits of that transaction and agree to enter into immediate meaningful discussions leading to a definitive merger agreement. Instead, we interpret your response as a rejection of our good faith proposal.

Faced with that response, and having thoroughly evaluated the business combination we are proposing based on public information, we have decided that the best interests of the shareholders, customers, suppliers, business partners and employees of both companies, and of our communities and other constituencies, would be served by taking our offer directly to your shareholders. Accordingly, Harnischfeger is offering to acquire all Giddings & Lewis shares outstanding in a transaction in which G & L shareholders would receive $19, in cash, for each of their G & L shares.

In considering this offer, you should bear in mind the following:

    - The $19 per share offer price represents a premium of approximately 40% over G & L's current market price. We are a shareholder of G & L and we believe that G & L cannot, on its own, achieve the value we are offering. We also believe G & L's shareholder base will be highly receptive to a cash transaction that offers them immediate cash realization of a premium price for their G & L shares.

    - Harnischfeger, like G & L, is based in Wisconsin. Consistent with our deep and long-standing commitment to our state and region, Harnischfeger believes the proposed transaction will provide significant employment and growth opportunities for G & L over time.

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    - Harnischfeger is also the ideal partner for G & L because the combination of the two companies will unite G & L with a company that has consistently demonstrated its ability to successfully integrate strategic acquisitions, manage product transition, meet the evolving needs of its customers, grow its business, and build value for its shareholders, customers, suppliers, business partners, employees and communities. Indeed, once written off as a "Rust Belt" company that could not possibly measure up against its international competitors, Harnischfeger today is a global leader whose dramatic growth and operational and financial success vividly demonstrate the competitiveness, skill and determination of American industry.

We would still prefer to work with you and your board towards the prompt consummation of a negotiated transaction. Our offer is not subject to financing or any other significant contingencies other than removal of your takeover defenses. In that regard, we are taking steps to elect directors who will remove these impediments to our offer if the incumbent board fails to do so. We are confident that G & L shareholders will be supportive of these efforts.

We firmly believe that this combination will be in the best interests of both Harnischfeger's and G & L's shareholders and their respective other constituencies, and are committed to making this combination a reality.

                                          Sincerely,

                                          Jeffery T. Grade

cc: Members of the Board of Directors of Giddings & Lewis, Inc.

    On April 28, 1997, HII commenced the HII Offer.

    On April 29, April 30 and May 7, 1997, the Board met with its legal and financial advisors to, among other things, review the HII Offer, resulting in the recommendation set forth above. At the May 7, 1997 meeting, the Board also fixed May 16, 1997 as the record date (the "Demand Record Date") for determining shareholders entitled to demand that a Special Meeting of the Company's shareholders be called. On May 8, 1996 the Company issued press releases announcing its recommendation set forth above and the fixing of the Demand Record Date, copies of which are filed as Exhibits 8 and 12, respectively, to this Schedule 14D-9 and incorporated herein by reference.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained CSFB to act as its exclusive financial advisor with respect to the HII Offer pursuant to a letter agreement, dated April 25, 1997 (the "CSFB April Engagement Letter"), between CSFB and the Company. The CSFB April Engagement Letter provides for the payment to CSFB of a retainer advisory fee of $500,000, payable upon execution of the letter, and a transaction fee, payable upon the consummation of a Sale (as defined in the CSFB April Engagement Letter) within twelve months after the date of the CSFB April Engagement Letter, in an amount equal to 1.5% of the equity value of the Sale. The retainer advisory fee would be fully creditable (to the extent paid) against the transaction fee. The Company has also agreed to reimburse CSFB for CSFB's out-of-pocket expenses, including fees and expenses of CSFB's legal counsel. In the event that the Company remains independent for one year after the date of the CSFB April Engagement Letter, the Company has agreed to pay CSFB a fee of $1.5 million. In addition, the Company agreed to indemnify CSFB against certain liabilities, including liabilities arising under federal securities laws.

    Pursuant to a letter agreement dated March 7, 1997 (the "CSFB March Engagement Letter"), between CSFB and the Company, the Company had earlier retained CSFB to act as its financial advisor for a period of three years (beginning March 7, 1997) with respect to the Company's preparations for responding to any acquisition or business combination proposals involving the Company that the Company may receive, or any other attempts to effect a change in control of the Company through a merger, tender

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or exchange offer, purchase of all or a portion of its stock, assets or debt, proxy contest or consent solicitation, open market accumulation program or any similar action. The CSFB March Engagement Letter provides for the payment to CSFB of a financial advisory fee of $75,000 annually, payable upon the execution of the CSFB March Engagement Letter and on each of the two subsequent annual anniversaries of the CSFB March Engagement Letter. The Company also agreed that, in the event of the occurrence of any of the proposals or events described above, the Company would engage CSFB as its exclusive financial advisor with regard to such proposals or events and pay CSFB customary fees to be mutually agreed upon. The Company also agreed to reimburse CSFB for CSFB's out-of-pocket expenses, including fees and expenses of CSFB's legal counsel. In addition, the Company agreed to indemnify CSFB against certain liabilities, including liabilities arising under federal securities laws.

    CSFB has provided certain investment banking services to the Company from time to time for which CSFB has received customary compensation. In the ordinary course of its business, CSFB and its affiliates may actively trade the debt and equity securities of both the Company and HII for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    The Company has retained D. F. King & Co., Inc. to distribute information (including this Statement on Schedule 14D-9) on behalf of the Company in connection with the HII Offer and related matters. The Company has also retained The Abernathy MacGregor Group Inc. as public relations advisor in connection with the HII Offer and related matters. Such firms will receive customary compensation for services rendered and also will be reimbursed for their out-of-pocket expenses.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any persons to make solicitations or recommendations to shareholders with respect to the HII Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best knowledge of the Company, except as set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

    On March 13, 1997, the Company adopted the MSPP pursuant to which certain members of the Company's senior management team and other key employees purchased an aggregate of 282,355 shares of Common Stock. The number of Shares purchased under the MSPP by each executive officer of the Company participating therein is set forth under the caption "Executive Compensation--Management Stock Purchase Program" in the Company's Proxy Statement, dated March 21, 1997, relating to the Company's Annual Meeting of Shareholders, the relevant section of which is contained in Exhibit 1 hereto and is incorporated herein by reference.

    Over the course of the past 60 days (i) the Company has withheld restricted Shares to pay taxes incurred in connection with the lapse of restrictions in the ordinary course and (ii) non-discretionary investments in the Company Stock Fund under the Company sponsored 401(k) plan of less than $1,400 in the aggregate have been made by executive officers of the Company.

    (b) To the best knowledge of the Company, its executive officers, directors, affiliates and subsidiaries do not presently intend to tender, pursuant to the HII Offer, any Shares which are held of record or are beneficially owned by such persons or to otherwise sell any such Shares.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) At the meetings of the Board held on April 23, April 29, April 30 and May 7, 1997, the Board considered and reviewed the feasibility and desirability of exploring possible alternative transactions to the HII Offer. As stated in
Item 4 above, the Board believes that the interests of the Company's shareholders

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would be best served if the Company were to actively explore its strategic alternatives. These alternatives could lead to and involve negotiations which may result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of material assets of the Company or its subsidiaries or of a third party, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) a material change in the present capitalization or dividend policy of the Company. In this regard, the Company has had preliminary discussions with other parties regarding their potential interest in a possible transaction involving the Company of the types described above, and has entered into confidentiality agreements concerning the furnishing of confidential information to parties indicating an interest in such a transaction and responded to due diligence inquiries.

    In the opinion of the Board, disclosure at this time of the possible terms of any transaction of the type described above or the parties thereto might jeopardize the initiation or continuation of such discussions or negotiations. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions, or the parties thereto, unless and until an agreement in principle relating thereto has been reached.

    There can be no assurance that any of the foregoing will result in any transaction, or that a transaction other than one of the types described herein will not be authorized or consummated. The initiation or continuation of any of the foregoing may also be dependent upon the future actions of DSFA with respect to the HII Offer. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in withdrawal of the HII Offer.

    (b) Except as described above and under Item 4 above, the Company is not engaged in any negotiation in response to the HII Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) a material change in the present capitalization or dividend policy of the Company.

    There are no transactions, board resolutions, agreements in principle or signed contracts, in response to the HII Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) BOARD OF DIRECTORS. At the April 30, 1997 meeting, the Board increased the number of directors of the Company from six to seven and appointed Clyde H. Folley and Joseph R. Coppola to fill the vacancies created by this increase and the resignation of Benjamin F. Garmer, III. As a result of such increase, as provided in the Company's By-Laws, the Board has been reclassified from three classes of two directors each, to three classes of directors, two consisting of two members and the other consisting of three members. In light of the Board's ongoing review of strategic alternatives and the pending HII Offer, the Board determined that it would be in the best interests of the shareholders to retain the knowledge and experience of Messrs. Folley and Coppola as directors. Messrs. Coppola and Folley had intended to retire from the Board at this year's annual meeting.

    (b) RIGHTS AGREEMENT. Each Right issued pursuant to the Rights Agreement initially entitles the registered holder thereof to purchase one one-hundredth of a share of Class A Preferred Stock, Series B, $.10 par value (the "Preferred Shares"), of the Company at a price of $60 per one one-hundredth of a Preferred Share, subject to adjustment. On the earlier of (i) the tenth day after the acquisition by a person or group of affiliated or associated persons (an "Acquiring Person") of beneficial ownership of 20% or more of the outstanding Shares or (ii) the tenth business day (or such later date as may be determined by action of the Company's Board of Directors prior to the time any person becomes an Acquiring Person) after a person has commenced a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Shares (the earlier of such date being the "Distribution Date") the Rights become exercisable and trade separately from the

Common Stock. In the event that a person becomes an Acquiring Person (and in certain other circumstances specified in the Rights Agreement), each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, upon exercise of a Right, Common Stock having a market value of two times the exercise price of the Right. The Rights may be redeemed at a price of $.01 per Right at any time prior to a person becoming an Acquiring Person.

    At a meeting held on May 7, 1997, the Board resolved that the Distribution Date shall not occur until the earlier of (i) the date on which an Acquiring Person becomes such and (ii) such date as may be determined by action of the Board prior to the time any person or group becomes an Acquiring Person. As a result of such action, the commencement of the HII Offer will not, in and of itself, result in the occurrence of a Distribution Date.

    For a more complete description of the Rights Agreement, see the Company's Form 8-A, dated August 23, 1995, and the Company's Current Report on Form 8-K, dated as of August 23, 1995, each as filed with the Commission.

    (c) LITIGATION. On April 25, 1997, HII and DSFA commenced an action in the United States District Court for the Eastern District of Wisconsin against the Company and certain of the Company's directors (the "Action"). Harnischfeger Indus., Inc. v. Isles, et al., C.A. No. 97-C-0488. In the complaint in the Action, HII and DSFA allege, among other things, that the defendants have violated the disclosure requirements of the Exchange Act, and the rules and regulations promulgated by the Commission thereunder, by making false or misleading statements, or omitting to state facts required to be disclosed in order to prevent other statements from being misleading, in connection with: (i) disclosures in the Company's Annual Proxy Statement describing the Company's MSPP; (ii) disclosures in such Annual Proxy Statement concerning the number of nominees the Company has nominated for election at its April 30, 1997 Annual Meeting and the provisions of the By-Laws concerning Board size and composition; and (iii) disclosures in the Company's public filings concerning the Rights Agreement. In addition, HII and DSFA allege in the complaint in the Action that the defendants are now violating, and threaten to violate, their fiduciary duties to the Company's shareholders in connection with the consideration of HII's acquisition proposal and in connection with the proxy contest described herein. Among other things, HII and DSFA allege that, under the circumstances present here, defendants have a fiduciary duty to redeem the Rights and/or to cause them to be inapplicable to the HII Offer.

    This summary is qualified by reference to the text of the complaint, a copy of which is filed as Exhibit 10 hereto.

    On May 6, 1997, a putative class action was filed against the Company and certain of its directors in the Circuit Court of Milwaukee County, Wisconsin, entitled CHARLES MILLER, ET AL. V. GIDDINGS & LEWIS, INC., ET AL., No. 97 CV 003823 (the "Milwaukee Action"). The complaint in the Milwaukee Action alleges, among other things, that the director defendants breached their fiduciary duties to the public shareholders of the Company by refusing to consider the HII Offer, using their positions to thwart other attempts to acquire the Company, and trying to entrench themselves in their positions with the Company. As relief, the complaint seeks, among other things (i) a declaration that the action be certified as a proper class action; (ii) injunctive relief requiring that the director defendants cooperate fully with any entity or person, including HII, having a BONA FIDE interest in proposing any transactions that would maximize shareholder value, and take all appropriate steps to maximize shareholder value; and (iii) damages, costs, and attorneys' fees.

    This summary is qualified by reference to the text of the complaint, a copy of which is filed as Exhibit 11 hereto.

    (d) WISCONSIN BUSINESS COMBINATION LAW. Section 1141 of the Wisconsin Business Combination Law prohibits certain business combination transactions, including a merger, between a Wisconsin resident domestic corporation (such as the Company) and any "Interested Shareholder" (defined generally as any person that, directly or indirectly, beneficially owns or, subject to certain exceptions, has the right to exercise 10% or more of the voting power of the outstanding voting stock of a Wisconsin resident domestic corporation) for a period of three years after the date the person becomes an Interested Shareholder. After such three-year period, a business combination transaction between a Wisconsin resident domestic corporation and such Interested Shareholder is prohibited unless (i) the transaction meets certain requirements as to price and terms, (ii) the business combination transaction is approved by the vote of the holders of a majority of the voting stock not beneficially owned by the Interested Shareholder or (iii) the acquisition of stock resulting in such shareholder becoming an Interested Shareholder was approved by the corporation's board of directors prior to the relevant acquisition date. The Wisconsin Business Combination Law restrictions do not apply to a business combination transaction with an Interested Shareholder within three years of the date such shareholder became an Interested Shareholder if either (x) the Interested Shareholder's acquisition of the corporation's shares on the date the Interested Shareholder became an Interested Shareholder or (y) the business combination transaction is approved by the board of directors of the corporation prior to the date on which the Interested Shareholder became an Interested Shareholder.

    (e) REGULATORY FILING. On May 8, 1997, the Company filed its Notification and Report Form with respect to the HII Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Parent filed a Notification and Report Form with respect to the HII Offer on April 29, 1997. Under the provisions of the HSR Act applicable to the HII Offer, the purchase of shares pursuant to the HII Offer may not be consummated until the expiration of a 15-calendar day waiting period following Parent's filing under such HSR Act. Accordingly, assuming the filing made by Parent was not deficient, the waiting period with respect to the HII Offer will expire at 11:59 p.m., New York City time, on May 14, 1997, unless Parent receives a request for additional information or documentary material or the Antitrust Division and the Federal Trade Commission terminate the waiting period prior thereto.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

 EXHIBIT NO.                                               DESCRIPTION
-------------  ---------------------------------------------------------------------------------------------------
 Exhibit 1     Excerpts from the Company's Proxy Statement, dated March 21, 1997, relating to the Company's 1997
               Annual Meeting of Shareholders.
 Exhibit 2     Amended and Restated Key Executive Employment and Severance Agreement.
 Exhibit 3     Company's Management Stock Purchase Program, as Amended and Restated, dated April 30, 1997.
 Exhibit 4     Amendment to Company's 1989 Stock Option Award Agreement, dated April 30, 1997.
 Exhibit 5     Amendment to Company's 1989 Restricted Stock Award Agreement, dated April 30, 1997.
 Exhibit 6     Form of Amendment to Company's 1993 Restricted Stock Award Agreement, dated April 30, 1997.
*Exhibit 7     Letter to Shareholders of the Company, dated May 8, 1997.
 Exhibit 8     Press Release issued by Giddings & Lewis, Inc., dated May 8, 1997.
*Exhibit 9     Opinion of Credit Suisse First Boston Corporation, dated May 7, 1997.
 Exhibit 10    Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the Eastern District of Wisconsin on April 25, 1997.
 Exhibit 11    Class Action seeking Declaratory and Injunctive Relief filed in the Circuit Court of Milwaukee
               County, Wisconsin, on May 6, 1977.
 Exhibit 12    Press Release issued by Giddings & Lewis, Inc., dated May 8, 1997.
 Exhibit 13    Resolutions Authorizing Amendment of the Supplemental Executive Retirement Plan, dated April 30,
               1997.

------------------------

*  Included with the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                GIDDINGS & LEWIS, INC.

                                By:  /s/ DOUGLAS E. BARNETT
                                     -----------------------------------------
                                     Name: Douglas E. Barnett
                                     Title: Vice President and Corporate
                                            Controller

Dated: May 8, 1997

                               INDEX TO EXHIBITS

 EXHIBIT NO.                                           DESCRIPTION                                              PAGE
-------------  --------------------------------------------------------------------------------------------     -----
 Exhibit 1     Excerpts from the Company's Proxy Statement, dated March 21, 1997, relating to the Company's
               1997 Annual Meeting of Shareholders.
 Exhibit 2     Amended and Restated Key Executive Employment and Severance Agreement.
 Exhibit 3     Company's Management Stock Purchase Program, as Amended and Restated, dated April 30, 1997.
 Exhibit 4     Amendment to Company's 1989 Stock Option Award Agreement, dated April 30, 1997.
 Exhibit 5     Amendment to Company's 1989 Restricted Stock Award Agreement, dated April 30, 1997.
 Exhibit 6     Amendment to Company's 1993 Restricted Stock Award Agreement, dated April 30, 1997.
*Exhibit 7     Letter to Shareholders of the Company, dated May 8, 1997.
 Exhibit 8     Press Release issued by Giddings & Lewis, Inc., dated May 8, 1997.
*Exhibit 9     Opinion of Credit Suisse First Boston Corporation, dated May 7, 1997.
 Exhibit 10    Complaint seeking Declaratory and Injunctive Relief filed in the United States District
               Court for the Eastern District of Wisconsin on April 25, 1997.
 Exhibit 11    Class Action seeking Declaratory and Injunctive Relief filed in the Circuit Court of
               Milwaukee County, Wisconsin, on May 6, 1977.
 Exhibit 12    Press Release issued by Giddings & Lewis, Inc., dated May 8, 1997.

------------------------

*  Included with the Schedule 14D-9 mailed to shareholders.